(Cascade Letterhead)

July 21, 2005

U.S. Securities and Exchange Commission
Office of Emerging Growth Companies 450
Fifth Street, N.W.
Washington, D.C.20549

To: John Reynolds
    Assistant Director, Office of Emerging Growth Companies

CC: Susann Reilly
    Angela Halac

Re:  Cascade Technologies Corp.
     Registration Statement on Form SB-2
     File No. 333-124284
     Filed April 25, 2005

Dear Mr. Reynolds:

We have reviewed your comments and have responded in the following format; we listed your comments first and then our responses. Hopefully this will assist the Company in meeting compliance with the applicable disclosure requirements. Also attached, please find a redline copy of the SB-2/A.

GENERAL

1. Please provide a current accountant's consent in any amendment.

RESPONSE

A current consent has been appropriately attached.

2. The Report of Independent  Certified Public Accountants  references Note 9 to
the  financial  statements.   However,   there  is  no  Note  9.  Please  advise
supplementally or request revision of the report.

RESPONSE

The note has been properly revised.

COVER PAGE

3. Highlight the cross-reference to the risk factors section on the prospectus cover and the risk factor headings in bold-faced type or other means.

RESPONSE

The cross-reference has been appropriately capitalized and bolded.

4. Please specify the extension of the offering period "by the board of directors"..

RESPONSE

This statement was added in the event the board of directors wished to extend the period for resale under this prospectus. At this time, however, the Company does not feel we will require an extension so the statement has been appropriately removed.

PROSPECTUS SUMMARY

5. Section (a) (2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize...offerings for attempts to create the appearance tat the registrant...has a specific business plan, in an effort to avoid the application of Rule 419." See Security Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that you are a development stage company, with no assets other than cash, no revenues, no options or contracts with suppliers to further your proposed business. In view of the foregoing, your business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to company with Rule 419 of Regulation C.

RESPONSE

In response to this comment, the Company discloses on a supplemental basis that they are not a blank check company under Section (a)(2) of Rule 419 of the Securities Act of 1933. The Company does have a specific business plan and plan of operation, which is to sell semiconductors, electro-mechanical and passive components. The Company has taken steps to implement their business plan. On November 15, 2004, the Company entered into an agreement with Frank Ludtke, an experienced web developer based in Port Moody, Canada, to perform the initial site development work. Furthermore, the President, Bruce Hollingshead made a trip to China from April 14 2005 to April 22 2005 in order to interact with and solicit potential suppliers. The Company's Officers and Directors have numerous years of experience in the field of semiconductor and related component sales and are fully capable of successfully implementing Cascade's business plan. The Company exists for the purpose of pursuing the business plan set forth in the registration statement. The Company's management believes that by being a reporting company, they have a better opportunity to obtain the financing required to complete their plan of operations. It is not the intention of the Company nor have they indicated anywhere in the registration statement that the Company's plan is to engage in a merger or acquisition with an unidentified company or companies. As a result, we believe it is inaccurate to describe the Company as a blank check company under Section (a)(2) of Rule 419 of the Securities Act of 1933.

6. Please define "non-franchised stocking distributor".

RESPONSE

The summary section has been revised and now reads as follows:

"We are a development stage company who plans to be a non-franchised stocking distributor who buys and sells semiconductors, electro-mechanical and passive components. Generally, a non-franchised stocking distributor is one who buys and sells parts independent of the parts manufacturer. We are not an authorized distributor for the parts we plan to sell nor do we plan to engage in a formal franchise agreement with any manufacturer. To date, we have only been in the organizational stages. We have had limited operations to date."

7.       Update the November dates.

RESPONSE

The dates have been appropriately updated to June 29, 2005.

YOUR RELIANCE ON INFORMATION CONTAINED IN THIS PROSPECTUS, PAGE 1

8. This information should be removed from the prospectus summary.

RESPONSE

This information has been appropriately removed from the Prospectus Summary and inserted on page 8.

RISK FACTORS, PAGE 2

BECAUSE WE ARE A DEVELOPMENT STAGE COMPANY, OUR BUSINESS HAS A HIGH RISK OF FAILURE, PAGE 2

9. Remove this risk factor which merely duplicates the first one..

RESPONSE

The risk factor has been appropriately removed.

SHOULD THE OPEN MARKET PRICE OF CERTAIN PARTS WE CHOSE TO INVENTORY DROP, WE WILL BE EXPOSED TO FINANCIAL RISK, PAGE 3

10. This is a risk shared by businesses generally. Explain why it is particularly applicable to your business or remove it..

RESPONSE

We have removed this statement.

BECAUSE OUR AUDITOR HAS ISSUED A GOING CONCERN OPINION REGARDING OUR COMPANY, THERE IS AN INCREASED RISK ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY, PAGE 3

11. Please include in this risk factor that you have losses and will require financing in the next twelve months.

RESPONSE

We believe we have appropriately stated that we have losses and require financing. Please advise as to how specifically you wish us to complete this disclosure. WE ARE IN A COMPETITIVE INDUSTRY AND OUR COMPETITORS MAY BE MORE SUCCESSFUL IN ATTRACTING AND RETAINING CUSTOMERS WHICH COULD HARM OR LIMIT OUR ABILITY TO ATTRACT AND RETAIN CUSTOMERS OR EXPAND OUR BUSINESS, PAGE 3

12. This risk factor is generic and not material and should be deleted..

RESPONSE

The risk factor has been appropriately deleted.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, PAGE 5

13. Please reference the last sentence of this section: "We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results." Please note that if new information or certain events arise that would make your disclosure materially misleading, you would need to update it as required by federal securities law. Please revise your disclosure accordingly.

RESPONSE

This section has been appropriately revised and now reads as follows:

"We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results, unless certain events or circumstances arise that would cause information in this prospectus to be deemed materially misleading."

PLAN OF DISTRIBUTION, PAGE 11

14.   Please   remove  the   reference  to  "pledges,   donees,   assignees  and
successors-in-interest...". Persons using this prospectus must be named as selling shareholders. Include the Item 507 information..

RESPONSE

The reference has been appropriately deleted.

15. Estimate the cost of the offering to be borne by the company..

RESPONSE

The following section has been added under Plan of Distribution"

"We will pay all expenses incident to the registration, offering and sale of the shares of common stock to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We will receive no proceed in connection with the sales of securities in this prospectus. We estimate the costs for this offering to be approximately $31,000.00."

16. Please disclose that the selling shareholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act..

RESPONSE

The following has been added under Plan of Distribution:

"The selling shareholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act."

LEGAL PROCEEDING, PAGE 11

17. We reference your first sentence which begins: "We are not a party to any material pending legal proceedings..." Please note that Item 103 of Regulation S-B requires information if you are a party to any pending legal proceeding, not only material pending legal proceedings. Please revise.

RESPONSE

The section has been revised and now reads as follows:

"We are not a party to any pending legal proceedings and, to the best of our knowledge, no such action by or against the Company has been threatened."

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS, PAGE 12

18. Please provide the names of the companies for which your three principals have worked during the past five years and, also, the dates of employment as required by Regulation S-B, Item 401.

RESPONSE

This section has been revised and now reads as follows:

BRUCE HOLLINGSHEAD --PRESIDENT/DIRECTOR

Bruce Hollingshead has 15 years of extensive experience with semiconductor companies and start ups in Canada. Included in his experience are a variety of senior sales positions in the top 3 global distribution companies of semiconductor products. From June 2000 to March 2003, Mr. Hollingshead was a Project Manager for Pioneer Standard Electronics, company based in Ohio. His duties included the negotiation of prices of 10 different key product lines with factories on behalf of 50 different customers. From March 2003 to the present, Mr. Hollingshead has held the position of Strategic Account Manager with Future Electronics, a Canadian company. His current responsibilities include managing the South East Asian market as well as other emerging accounts. Mr. Hollingshead attended Douglas College in New West B.C for two years before leaving to pursue a career in the semiconductor industry.

CHRISTINE THOMAS -- CORPORATE SECRETARY, TREASURER

Christine Thomas has over 25 years experience in the semiconductor, passive and electro-mechanical industry. Ms. Thomas has held various senior sales positions within the top 10 semiconductor distribution companies in the world including Avnet, Wyle Electronics, Anthem Electronics and Arrow Electronics. From July of 1998 to February of 2003, Ms. Thomas a Sales Executive for original equipment manufacturer accounts in British Colombia. Ms. Thomas currently holds the position of Sales Executive with Pioneer Standard Electronics for original equipment manufacturer accounts in British Colombia and Alberta. Ms. Thomas has had no post secondary education

SHANNON MACQUARRIE -- DIRECTOR

Shannon MacQuarrie has 15 years of experience in the brokerage securities business with several different companies. The last two companies that she worked for were Midland Walwyn now CIBC Wood Gundy and First Marathon Securities now National Bank. In working with these companies Ms. MacQuarrie has held several different positions in the securities department and trading department. From 2000 to the middle of 2002, Ms. MacQuarie was self employed as an independent investor. From 2002 to present, Ms. MacQuarrie has been a part owner and manager/administrator for SRM Enterprises Inc, a real estate development Company. Also, since 2002, Ms. MacQuarrie has consulted as a manager/administrator for Buena Vista Properties Inc., a real estate development Company. Ms. MacQuarrie has had no post secondary education.

EXECUTIVE COMPENSATION, PAGE 13

19.      Please fill in the blanks in the table..

RESPONSE

The blanks have been appropriately replaced with zeros.

DIVIDENDS, PAGE 15

20. In the third paragraph of this section, please use more precise terminology. It is not clear what you mean by "a distribution of revenues" and "a distribution of the investee's securities." Clarify whether or not you are discussing dividends, a spin-off, etc.

RESPONSE

This section has been revised for clarity. It now reads as follows:

"Stock dividends of Cascade stock will be made only when, in the judgment of Cascade's Board of Directors, it is in the best interest of Cascade's stockholders to do so. The Board of Directors will review, among other things, the tax consequences of the distribution as well as the market effects of an initial or broader distribution of such securities."

OUR BUSINESS, PAGE 16

21. Please provide the disclosure which Item 101 (c) of Regulation S-B of the Securities Act requires.

RESPONSE

The following section has been added on page 28.

                          "REPORTS TO SECURITY HOLDERS

After the effective date of this document, we will be subject to the reporting requirements of Section 13 and 15(d) of the Securities Exchange Act of 1934 and will file quarterly, annual and other reports with the Securities and Exchange Commission. Our annual report will contain the required audited financial statements. We are not required to deliver an annual report to security holders and will not voluntarily deliver a copy of the annual report to security holders. The reports and other information filed by us will be available for inspection and copying at the public reference facilities of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549.

Copies of such material may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the Commission maintains a World Wide Website on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission."

BUSINESS OVERVIEW, PAGE 16

22. Please resolve all discrepancies between the disclosure in the prospectus and that on your website, beginning with the first sentence under the "Company" section of the website, which sentence states: "Cascade Technologies is a world-wide, independent distributor of electronic components, semi-conductors and other related products." Throughout the website revise the verb tense if it gives an incorrect impression regarding whether or not you have begun specific activities. We will review the entire website after your revisions. At that time we may have further comment.

RESPONSE

We have appropriately revised the website.

THE MARKET, PAGE 16

23. Disclose the basis for each assertion throughout this section which is not self-evident. If applicable, support your statements by supplementally providing us with copies of, or excerpts from, reports or publications which you reference. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is the belief of the registrant based on its experience in the industry.

RESPONSE

The business plan has been appropriately revised.

24. Provide the omitted pie chart in your amended registration statement.

RESPONSE

The pie chart originally included has been omitted from this registration statement as we felt the information reflected in the pie chart was outdated.

OUR PRODUCTS AND SERVICES, PAGE 18

25. Disclose whether the manufacturers you have named have restrictions regarding distributors and how those restrictions might affect your opportunity to source products from them.

RESPONSE

Please note answer to question 6. We do not buy directly from the manufacturer. The manufacturers do no control non-franchised distributors selling of parts.

26. Discuss in detail any negotiations you have engaged in with any companies and whether you have any contracts. Please file as exhibits all contracts..

RESPONSE

To date, we have no written contracts.

GOVERNMENT REGULATION, PAGE 20

27. You have limited your discussion to the U.S. export administration regulations ("EAR"). Please comply fully with Items 101 (b)(8), (9) and (11) as applicable.

RESPONSE

The following sections have been added under "Governmental Regulations"

In order to export certain items, you are required to obtain a license. Licenses can be applied for at the Bureau of Industry and Security ("BIS") U.S Department of Commerce. However, the ability to successfully obtain an export license is not guaranteed and is dependent upon various factors, including the country of export and the end use of the product. A majority of the rules and regulations involving the EAR can be found on their website at http://www.bxa.doc.gov/. We believe that approximately 1-2 percent of products may require a license. At this time, plan on turning down any orders that require a license for export as we feel that filling such orders is cost prohibitive and time consuming.

Environmental Regulation

We believe that there are future environmental regulations that will be in place by July 2006 that may impact our business. Listed below is a brief summary of the upcoming environmental regulations. The majority of these regulations concern the use of lead in the production of electronic components and systems.

The following key regulatory activities are driving the move to lead free parts

      o The European Council Directive on "Waste from Electrical and Electronic Equipment" (WEEE) proposes restrictions on the use of lead among other materials in electronic products. On October 10, 2002 the European Council and European Parliament reached an agreement to set a target date of July 1, 2006 for a ban on hazardous materials including lead.

      o In addition to the Environmental Directorate's two proposals, the Enterprise Directorate has released a draft for a new directive concerning Electrical and Electronic Equipment (EEE). The Enterprise Directorate believes this document offers a new approach in addressing materials currently used in electrical and electronic equipment that the WEEE might consider banning.

      o The Japanese Ministry of International Trade has set the following targets:

      o In April of 1997, the amount of Pb used for automobiles, except for batteries:

            |X| End of 2000, be reduced "to half compared to 1996 by the end of 2000".

            |X|   End of 2005, be reduced to one third.

      o Introduced legislation promoting the recycling of household electric appliances, to reclaim all Pb used starting in 2001.

            |X|   Household  electric   appliances   manufacturers  are  already
                  working towards the creation of completely Pb Phase-out products.

      o U.S. EPA announced on July 29, 1999, a proposed rule to drastically lower reporting thresholds for Pb and Pb compounds to the Toxic Release Inventory from 10,000 lbs. to 10 lbs.

These regulations may impact us should we purchase lead product that we are unable to sell prior to the implementation of these regulations.

PLAN OF OPERATION, PAGE 22

28. In your plan of operations required by Item 303(a) of Regulation S-B, please reconsider whether you have described all milestones necessary to take your company to profitability, and add additional milestones if necessary. Also, include more details on how you will accomplish your milestones, first for the next twelve months and, then, to the point of generating revenues. In addition, include a timeframe for completing each milestone in weeks or months and provide the estimated costs associated with each milestone. Lastly, provide more detail regarding your financing/liquidity needs. We may have additional comments after reviewing the revision you make in response to this comment..

RESPONSE

We have appropriately revised the Plan of Operations.

POSSIBLE SALE OF COMMON STOCK PURSUANT TO RULE 144, PAGE 25

29. Pursuant to Item 201(a)(2)(ii) of Regulation S-B, indicate the amounts of common equity that, at the time of effectiveness, could be sold pursuant to Rule 144 under the Securities Act or that the registrant has agreed to register under the Securities Act for sale by security holders.

RESPONSE

The following section has been revised an now reads as follows:

"Shares Eligible for Future Sale

There are currently 52 shareholders of our securities. Upon effectiveness of this registration statement, there will be 930,000 shares of common stock being registered for resale in this offering that will be freely tradable without restrictions under the Securities Act of 1933.

Cascade has previously issued shares of Common Stock that constitute "restricted securities" as that term is defined in Rule 144 adopted under the Securities Act. Subject to certain restrictions, such securities may generally be sold in limited amounts one year after their acquisition. Cascade issued 10,000,000 shares of Common Stock to Cascade's founders in connection with its organization. The shares of Common Stock issued to Cascade's founders are restricted as to resale under Rule 144."

DESIGNATED SECURITY/PENNY STOCK, PAGE 24

30. In view of the $.10 sale price of the stock in this offering, please remove the following because it implies that a price above $.5.00 is more likely than it actually is: "no assurance can be given that the bid price for Cascade's Common Stock will be above $5.00 per share following the Offering."

RESPONSE

This sentence has been appropriately deleted.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS, PAGE 28

31. Please remove "disqualified in its entirety by references to our Bylaws to the statutory provisions.".

RESPONSE

This sentence has been appropriately removed..

UNDERTAKING, PAGE 32

32. Fully provide the disclosure required by Item 512(a)(1)(ii)..

RESPONSE

The following section has been added under section titled "Undertaking"

      "(d) To include any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation From the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement."

SIGNATURES

33. Your "principal financial officer" must sign the registration statement. Please see Instruction 1 under "Signatures" in Form SB-2.

RESPONSE

The signatures have been revised to disclose the Principal Financial and Accounting Officer.

EXHIBITS

34. Counsel should revise the legality opinion to indicate that it opines upon Wyoming law including the statutory provisions, the rules and regulations underlying those provision, all applicable provisions of the Wyoming Constitution and reported judicial decisions interpreting those laws.

RESPONSE

An appropriate legal opinion has been included.

INTERIM FINANCIAL STATEMENTS (F-9 THROUGH F-13)

35. We noted your interim financial statements do not include the period from January 16, 2004 (inception) through February 28, 2005. Please revise to include the financial statements for this period in accordance with SFAS 7 (refer to paragraphs 11-12).

RESPONSE

The financials have been appropriately revised.

GOVERNMENTAL REGULATION

36. The review of your registration statements has not been completed by all Offices. We may have additional comments at a later date.

RESPONSE

Noted.

Should you have any other issues or questions in regards to the responses and the amended SB-2, please do not hesitate to call Adam U. Shaikh, Esq. at (702) 296-3575.

Thank you for your prompt response.

Very truly yours,

Bruce Hollingshead
President